PORTEC RAIL
PRODUCTS, INC.


June 16, 2006



Mr. Michael Fay
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561

RE:      Portec Rail Products, Inc.
         Form 10-K For the Year Ended December 31, 2005
         File Number 000-50543

Dear Mr. Fay:

     This letter is in response to the letter issued to Portec Rail Products, Inc. ("The Company") by the United States Securities and Exchange Commission ("the Commission") dated May 23, 2006. In response to the Commission's request for information, please find our explanations following.

     1) Our analysis of Statement of Position (SOP) 97-2 indicates that the software that is a component of the Salient Systems, Inc. (Salient Systems) products is incidental to the products or services provided by the company as a whole. We reached this conclusion after careful consideration of the factors that determine whether software is incidental to the product as a whole:

     o Whether the software is a significant focus of the marketing effort or is sold separately
         -------------------
               The software is not a significant focus of the company's marketing effort. While we acknowledge that our marketing efforts include reference to software solutions, our significant focus remains preventive maintenance for our customers. "Management by prevention is the key" is explicity stated on our website. To accomplish this preventive maintenance, we aggressively market the products that Salient Systems manufactures, which include not only software components but hundreds of other components including electrical components, panels, circuits, switches, gauges, breakers, diodes, wiring harnesses, nuts, bolts, screws, etc. Additionally, the software components included in the Salient Systems products are not sold separately nor are they operable outside of our products.

     o   Whether  the vendor is  providing  post-contract customer support PCS)
           --------------------------------------------------------------------
               Salient  Systems  provides  customer  support  for  most  of  the products it sells during contract periods. Additionally, our products are generally covered under a standard one year warranty. Historically, warranty costs associated with these products have been immaterial. Further, we have recorded a liability for such estimated warranty costs. If a customer requires support outside of the contract or warranty periods, this is generally regarded as a separate transaction with the customer and accounted for as such. Accordingly, any revenue is recognized as the support is provided and related costs are properly recorded as period costs when incurred.

     o Whether the vendor incurs significant costs that are within the scope of FASB Statement 86
         -------------------
               As a producer of preventive maintenance solutions for our customers, Salient Systems is engaged in research and development activities. Costs incurred for research and development



Portec Rail Products, Inc. Corporate Office, 900 Old Freeport Road,
                 P.O. Box 38250, Pittsburgh, PA 15238-8250 USA
                    o 412-782-6000 Phone o 412-782-3987 Fax
                       o E-mail: corporate@portecrail.com
                              o www.portecrail.com
               activities are properly charged to expense when incurred. For the fiscal year ended December 31, 2005, we incurred approximately $250,000 in research and development costs for Salient Systems, Inc. Approximately 75% of our research and development activities are product development costs that are charged to expense when incurred and approximately 25% of these activities pertain to continuation of technological advancement purposes after technological feasibility is established. However, given the future uncertainty of the net realizable value due to potential technological advancements that may render these costs worthless, it is our position that it is appropriate to charge these costs to expense when incurred. Additionally, we considered the materiality of these costs to not be significant when justifying the accounting treatment of charging them to expense.

     2) As stated in our previous correspondence to the Commission, the design, manufacture and installation processes are considered one "product" that is sold to our customers for our data management and data detection systems at Salient Systems, Inc. and our material handling products at Portec Rail Products (UK) Ltd. Accordingly, we do not recognize revenue individually for any of these processes. However, approximately 70% of the total cost of the data management and data detection systems is incurred during the manufacturing process, and approximately 30% of the total cost of these systems is incurred during the installation process. The design services, when requested by our customers, have historically been an insignificant part of the total product cost. For the fiscal year ended December 31, 2005, on a consolidated basis, the total revenues recognized from the sale of data management and data detection systems were approximately 5% of the consolidated revenues for Portec Rail Products, Inc.

For our material handling products, approximately 10% of the total cost of the material handling products is incurred during the design process, approximately 70% during the manufacturing process, and approximately 20% during the installation process. For the fiscal year ended December 31, 2005, on a consolidated basis, the total revenues recognized for the sale of material handling products were approximately 10% of the consolidated revenues for Portec Rail Products, Inc.

     3) We have reviewed the requirements of SOP 81-1 and have performed an extensive analysis of the enforceable rights of our contracts for Salient Systems, Inc. and the material handling products sold by Portec Rail Products
(UK) Ltd. We account for the design, manufacture and installation of these products under the percentage-of-completion method, not the units-of-delivery method. Our analysis indicates that the enforceable rights that exist in our contracts include rights of the seller to issue progress billings to the customer to support the buyers' ownership investment. These progress billings are independent of the revenue recognition process, as revenue is recognized based on percent complete (utilizing the cost-to-cost method), not amount billed to a customer. Additionally, the buyer has the right to inspect the work-in-progress if necessary. The buyer also has the legal right to require specific performance of the contract.

     4) Portec Rail Products, Inc. does not capitalize any precontract costs for any contracts accounted for under SOP 81-1.

     We trust that the foregoing is responsive to the Commission's request for information. If there are any questions regarding the above, or if I can be of any assistance to the Commission, please feel free to contact me at 412-782-6000 extension 4202. Thank you for your consideration and cooperation.

Sincerely,

/s/ John N. Pesarsick

John N. Pesarsick
Chief Financial Officer
Portec Rail Products, Inc.

cc:      Doug Jones - Securities and Exchange Commission
         Alan Schick - Luse Gorman Pomerenk & Schick
         Robert Wedding - BKD, LLP